ONCOLYTICS BIOTECH INC.

4350 Executive Drive, Suite 325

San Diego, California 92121

VIA EDGAR

April 1, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tim Buchmiller

Re:	Oncolytics Biotech Inc.

Registration Statement on Form S-3

Filed April 1, 2026

File No. 333-294811

To the addressee set forth above:

Pursuant to Rule 461 of the U.S. Securities Act of 1933, as amended, Oncolytics Biotech Inc. (the “Company”) hereby requests acceleration of the effective date of its registration statement on Form S-3 (File No. 333-294811) (the “Registration Statement”) to 4:30 p.m. Eastern Time on April 3, 2026, or as soon thereafter as practicable.

Please contact Christopher J. Clark of Latham & Watkins LLP, counsel to the Company, at (202) 637-2374 or Christopher.J.Clark@lw.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

ONCOLYTICS BIOTECH INC.

By:	/s/ Kirk Look
Name:	Kirk Look
Title:	Chief Financial Officer

cc:	Jared Kelly, Chief Executive Officer

Christopher J. Clark, Latham & Watkins LLP